DREYFUS TAX EXEMPT CASH MANAGEMENT

ARTICLES OF AMENDMENT

           Dreyfus Tax Exempt Cash Management (the "Trust"), a business trust formed by an Agreement and Declaration of Trust dated June 4, 1986, as amended, pursuant to the laws of the Commonwealth of Massachusetts, hereby certifies to the Secretary of State of the Commonwealth of Massachusetts that:

           FIRST: The Agreement and Declaration of Trust of the Trust is hereby amended by striking out Article I, Section 1 and inserting in lieu thereof the following:

"Section 1. Name. This Trust shall be known as ‘Dreyfus Tax Exempt Cash Management Funds.'"

           SECOND: The amendment to the Agreement and Declaration of Trust herein made was duly approved by at least a majority of the Trustees of the Trust at a meeting held on May 22, 2007 pursuant to Article IX, Section 9 of the Agreement and Declaration of Trust.

          IN WITNESS WHEREOF, Dreyfus Tax Exempt Cash Management has caused these Articles to be signed in its name and on its behalf by the undersigned Trustees.

DREYFUS TAX EXEMPT CASH MANAGEMENT David W. Burke, Trustee Joseph S. DiMartino, Trustee Isabel Dunst, Trustee Warren B. Rudman, Trustee Benaree Pratt Wiley, Trustee

STATE OF NEW YORK COUNTY OF NEW YORK	) : ss.: )

          On this 22nd day of May, 2007, before me personally came the above-named Trustees of the Fund, to me known, and known to me to be the persons described in and who executed the foregoing instrument, and who duly acknowledged to me that they had executed the same.

Notary Public